April 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), and as discussed with the Staff on April 4, 2017, we hereby transmit this letter in response to written comments number one through 3 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 30, 2017 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on January 13, 2017 (File No. 333-210933) (the “Registration Statement”).

Recent Developments, page 1

1.

We note that the January 12, 2017 section of the “IR News- News of Interest to Investors” page of your website regarding you being “named a ‘major contender’” indicates that “Bioflux has received FDA clearance for it’s software…” but does not mention that you must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product. You also link from that page on your website to (1) an article indicating that your product has received “necessary 501k clearances” from the FDA and (2) an article indicating that you paid for distribution of the statement that “Bioflux has recently received the necessary 501k clearance from the Food & Drug Administration.” Please provide us your analysis of (1) how investors would know from these articles that you still must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product, and (2) the materiality of any liability for any potential claims made by investors related to your statements like those cited in the first two sentence of this comment.

Oral Staff Comment:  How did Financial Buzz arrive at its statement in the January 3, 2017 Article?

Our firm spoke with Jiang (Jay) Yu, president and Chief Executive Officer of Financial Buzz who informed us that the author of the Financial Buzz article looked at the Company’s public filings but independently reached an erroneous conclusion regarding the FDA approval stated in the article, without consulting the Company. Mr. Yu informed us that the article would be removed from the source sites (sites that Financial Buzz decimated the article to).  From a Google search the article does not appear to be available on the Internet.

In a letter to Mr. Yu, the Company again informed him of the inaccuracies contained the Financial Buzz  article which the Company was not given the opportunity to review prior to its release and conveyed to him that neither Financial Buzz nor any of its affiliates should write any articles relating in any way to the Company.

Because the Financial Buzz article has been removed from the source sites, the Company believes that most investors will no longer be able to locate the article and even if they did would not rely solely on the article in making their investment decision. However, in order to further protect potential investors, the Company would put the following in its registration statement:

An article about the Company containing an inaccurate statement was recently published.

“On January 3, 2017 a firm that the Company had engaged, but without the Company’s input or knowledge, published an article titled “Wearable Devices Market Continues to be Driven by Innovation.”   A portion of this article was also inadvertently posted on the Company’s website. The article contained certain inaccuracies in that it stated that the Company had received the necessary Food and Drug Administration clearance, which the Company has not obtained.  The firm  has removed this article from its source websites and the Company has removed the excerpt that it has posted from its website.  In the event that this article or a variation of it is still available on the Internet, investors are cautioned not to rely on it.”

Oral Staff Comment: What was the dollar amount of trading during the time the Financial Buzz article was on Company’s website and how does that compare to the Company’s assets?

From January 12, 2017 to January 30, 2017, the period that the excerpt of the Financial Buzz article was on the Company’s website the potential liability based on trading volume was approximately $76,293.01 (based on trading volume during the period of 30,483 shares and the highest closing price during the period of $2.47).  As of March 7, 2017 the Company had approximately $700,000 in cash and as a result it would be approximately 10.8% of the Company’s cash on hand. The Company believes it would not be correct to attribute all of the volume in its common stock to the article. To this end, the Company believes investors would not rely solely on the article in making an investment decision and after the excerpt of the article was taken down from its site most investors would not consider it in their investment decision.  As a result the Company believes that any potential liability from the posting of the Financial Buzz article would not be material.

Oral Staff Comment: Was the corporate profile on the Company’s site dated March 30, 2017 recently uploaded to the Company’s website.

With respect to the corporate profile piece on the Company’s site the Company has informed us that as part of its new procedures for making sure the material on its website is accurate, the Company was reviewing its website and the date of the profile updated even though the piece was previously on its site.  The Company has removed the reference to FDA approval form the current version the corporate profile on its website.

2.

Please provide us your analysis of whether the articles mentioned above are free writing prospectuses as defined in Rule 405. Cite in your response all authority on which you rely. Also address in your response all involvement that you had in the preparation and review of the articles, your involvement in your identification as a “major player,” any amount you paid for preparation and distribution of the articles, and the date that your agreement with the sources of the articles began and will end.

Oral comment: Could the article be considered a free writing prospectus?

Although the article did not contain an offer to sell securities the Company recognizes that the Securities and Exchange Commission views the definition of what constitutes a free writing prospectus broadly and as such the Company acknowledges that the Financial Buzz article could be considered to be a “Free Writing Prospectus.” In order to notify investors of this, the Company would be willing to include the following risk factor in the Registration Statement:

The January 3, 2017 Financial Buzz Article titled Wearable Devices Market continues to be driven by Innovation could constitute a free writing prospectus

Because the January 3, 2017 article was disseminated prior to the effectiveness of the registration statement that this prospectus forms a part of, and although the article did not contain an offer to sell securities, the Securities and Exchange Commission could consider the article to be a free writing prospectus in connection with an offering by selling shareholders however the Company is not eligible to use a free writing prospectus.

The Company has familiarized itself with the Securities and Exchange Commission position on what constitutes a free writing prospectus in order to make sure its future communications are compliant.

3.

The second article mentioned in comment 1 above indicates that you issued shares and warrants to the source of the article. Please reconcile this statement with the information in Part II of your registration statement regarding unregistered sales of securities.

Oral comment: The Company should be more specific with respect to the category the issuances of its common stock to service providers and the Company should specify when the 30,000 shares issued to Financial Buzz were issued.

The Company proposes to include the following in part II Item 15 of the Registration Statement:

“In October and November 2016, the Registrant issued an aggregate of 85,625 shares of its common stock as payment for services rendered by consultants and other service providers. The issuance of such shares was not registered under the Securities Act. Of the 85,625, shares issued 15,000 were issued to a provider of monthly financial media PR services and the balance were issued for financial consulting and advisory services.

The Company also issued  the provider of monthly financial media PR services a warrant to purchase 20,000 shares of common stock at an exercise price of $2.15 per share which warrant terminate on October 10, 219.

For  the above referenced transactions, the Registrant relied upon the exemption from securities registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, for transactions not involving a public offering, as the issuance thereof was made to a limited number of persons or entities as compensation for services rendered.”

If the above is acceptable, the Company will make similar disclosure changes for the other issuances to service providers in Item 15.

With respect to the 30,000 shares, the Company advises the staff that it issued 15,000 restricted shares of its Common Stock to Financial Buzz in August 2016 and 15,000 shares to Financial Buzz in October 2016.   The Company issued Financial Buzz 10,000 restricted shares of its Common Stock in January 2017.

We appreciate the Staff’s time and the consideration of the above-referenced responses. Please feel free to contact me should you wish to discuss the above-referenced responses.

Very truly yours,

/s/ Gregory Sichenzia

Gregory Sichenzia